Exhibit 99.2
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 27, 2024
________________________

Dear Sol-Gel Technologies Ltd. Shareholders:

We cordially invite you to attend an Annual Meeting of Shareholders, or the Meeting, of Sol-Gel Technologies Ltd., or the Company, to be held at 9:00 a.m. Eastern Standard Time (4:00 p.m. Israel time) on Tuesday, August 27, 2024, at the offices of Latham & Watkins, 1271 Avenue of the Americas, Floor 34, New York, NY 10020.

The Meeting is being called for the following purposes:

(1)
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2024 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2023;

(2)
To approve the re-election of Dr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, and Mr. Sharon Kochan, to the Board of Directors, each for an additional one-year term until the annual general meeting to be held in 2025; and

(3)	To approve the separation agreement with our Chief Executive Officer Dr. Alon Seri-Levi.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2023.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, July 15, 2024 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual Meeting of Shareholders and attached Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your proxy card or voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. Proxies may also be executed electronically via www.proxyvote.com by utilizing the control number sent to you. Shareholders who hold their shares in street name may be able to utilize the control number sent to them to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.sol-gel.com/.

Sol-Gel Technologies Ltd.

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433
__________________________

PROXY STATEMENT
__________________________

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Sol-Gel Technologies Ltd., which we refer to as Sol-Gel or the Company, to be voted at an Annual Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual Meeting of Shareholders. The Meeting will be held at 9:00 AM Eastern Standard Time (4:00 p.m. Israel time) on Tuesday, August 27, 2024, at the offices of Latham & Watkins, 1271 Avenue of the Americas, Floor 34, New York, NY 10020.

This Proxy Statement, the attached Notice of Annual Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about, July 22, 2024 to holders of Sol-Gel ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, July 15, 2024, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2024 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2023;

(2)
To approve the re-election of Dr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, and Mr. Sharon Kochan, to the Board of Directors, each for an additional one-year term until the annual general meeting to be held in 2025; and

(3)	To approve the separation agreement with our Chief Executive Officer Dr. Alon Seri-Levi.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2023.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On Friday, July 12, 2024, we had 27,857,620. ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date Monday, July 15, 2024, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing thirty-three and one-third (33 1/3%) or more of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Board of Directors (which may be earlier or later than said time). At such adjourned meeting the presence of any number of shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum for the business which the original Meeting was called.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of Proposal 3 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, excluding abstentions; or
●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposal 3, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposal 3, is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes a shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company. A personal interest excludes a personal interest that does not derive from a relationship with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on each of the proposals; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above with respect to Proposal 3.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 3. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposal 3, you should indicate your controlling shareholder status and/or the existence of a personal interest on the enclosed proxy card or on the voting instruction form (if applicable) and should furthermore contact our General Counsel, Tami Fishman Jutkowitz, at +972-73-3326233 or tami.fishman@sol-gel.com, who will advise you as to how to submit your vote for this proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposal 3, you may also contact the representative managing your account, who could then contact our General Counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you. The form of proxy card that has been sent to you can be completed, signed and returned in the envelope that was enclosed with it, or executed electronically via www.proxyvote.com by utilizing the control number sent to you. This provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope, not later than 6:59 a.m. Israel time on Tuesday, August 27, 2024 (11:59 p.m. Eastern Time on Monday, August 26, 2024) or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions provided by your broker, trustee or nominee to direct them how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 6:59 a.m. Israel time on Tuesday, August 27, 2024 (11:59 p.m. Eastern Time on Monday, August 26, 2024), or such other deadline as may be indicated on the voting instruction form, in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares may be voted in favor of the proposal in accordance with the recommendation of the Board to the extent permitted by law. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will generally not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you are a controlling shareholder or have a personal interest in the approval of Proposal 3. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, July 15, 2024. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Monday, July 15, 2024, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about Monday, July 22, 2024. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.sol-gel.com/. The contents of that website are not a part of this Proxy Statement.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Israeli Companies Law (the “Companies Law”) and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors or a committee of the Board of Directors, if such determination was delegated to a committee, is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of The NASDAQ Stock Market (“Nasdaq”) require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors for the year ending December 31, 2024 and for an additional period until the next annual general meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that the following resolution be adopted at the Meeting:

 “RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the independent auditors of the Company for the year 2024 and for an additional period until the next annual general meeting.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

RE-ELECTION OF DR. ALON SERI-LEVY, MR. MOSHE ARKIN, MR. ITAI ARKIN, MS.
HANI LERMAN, AND MR. SHARON KOCHAN TO THE BOARD OF DIRECTORS

Currently we have a Board Of Directors composed of eight directors, including two external directors elected pursuant to the requirements of the Companies Law. Under Israeli law, external directors are elected for a term of three years. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

The Board has nominated each of Dr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, and Mr. Sharon Kochan to be re-elected as a director for an additional one-year term the next annual general meeting of shareholders to be held in 2025.  Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Dr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, and Mr. Sharon Kochan has attested to the Board of Directors and to the Company that s/he meets all the requirements in connection with the election of directors under the Companies Law, and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company.

In the event that Proposal  3 below will be approved by the shareholders, Dr. Alon Seri-Levy will resign from the role as a director, effective as of December 31, 2024.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is being provided based upon the information furnished to the Company by the nominees:

Name	Age	Position
Alon Seri-Levy	62	Chief Executive Officer and Director
Moshe Arkin	71	Executive Chairman of the Board of Directors
Itai Arkin	37	Director
Hani Lerman	51	Director
Sharon Kochan	56	Independent Director

Dr. Alon Seri-Levy co-founded Sol-Gel and has served as our chief executive officer since our inception in 1997 and as a member of our Board of Directors until 2014. Prior to founding Sol-Gel, Dr. Seri-Levy established the computer-aided drug design department at Peptor Ltd., an Israeli research and development company that specialized in the development of peptide-based drug products. Dr. Seri-Levy holds a Ph.D. in Chemistry (summa cum laude) from The Hebrew University of Jerusalem, Israel, and conducted his post-doctoral studies at Oxford University, United Kingdom. Dr. Seri-Levy was appointed to our Board of Directors immediately following the pricing of our initial public offering.

Mr. Moshe Arkin has served as chairman of our Board of Directors since 2014. in May 2022 Mr. Moshe Arkin's role has been expanded to Executive Chairman to reflect Mr. Arkin’s expanded role at the Company. Mr. Moshe Arkin currently sits on the board of directors of several private pharmaceutical and medical device companies including SoniVie Ltd., a company developing systems for the treatment of pulmonary arterial hypertension, Digma Medical, a company developing systems to treat insulin resistance present in type 2 diabetes and other metabolic syndrome diseases, and Valcare Medical, a company developing heart valve devices. From 2005 to 2008, Mr. Moshe Arkin served as the head of generics at Perrigo Company and from 2005 until 2011 as the vice chairman of its board of directors. Prior to joining us, Mr. Moshe Arkin served as a director of cCAM Biotherapeutics Ltd., a company focused on the discovery and development of novel immunotherapies to treat cancer from 2012 until its acquisition in 2015 by Merck & Co., Inc. Mr. Moshe Arkin served as chairman of Agis Industries Ltd. from its inception in 1972 until its acquisition by Perrigo Company in 2005. Mr. Moshe Arkin holds a B.A. in psychology from the Tel Aviv University, Israel.

Mr. Itai Arkin became a member of our Board of Directors immediately following the pricing of our initial public offering. Mr. Itai Arkin currently serves as Investment Manager at Arkin Holdings Ltd. Mr. Itai Arkin holds a B.A. in business administration (cum laude) from Interdisciplinary Center, Herzliya, Israel, and an MBA (cum laude) from Tel Aviv University. Mr. Itai Arkin is the son of Mr. Moshe Arkin, the chairman of our Board of Directors and sole beneficial owner of Arkin Dermatology, our controlling shareholder.

Ms. Hani Lerman became a member of our Board of Directors immediately following pricing of our initial public offering. Ms. Lerman has served as chief financial officer at Arkin Holdings since 2015. From 2010 until 2014, Ms. Lerman served as chief financial officer of Sansa Security (f/k/a Discretix Technologies), and from 2006 until 2010, she served as chief financial officer of Storwize, which was acquired by IBM in 2010. She served as a board member of Exalenz Bioscience and of Sphera Global Healthcare. She holds a Master's degree in business administration with a major in finance from Tel-Aviv University, Israel, and a B.A. in economics and accounting from Tel-Aviv University, Israel.

Mr. Sharon Kochan served as President and CEO of Padagis LLC from its incorporation in July 2021, when it was carved out of Perrigo Company Plc. ("Perrigo"), a global, over‑the‑counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange, until February 2023, and currently serves as a consultant to Padagis. Prior to that, Mr. Kochan served as Executive Vice President & President Pharmaceuticals from 2018 for Perrigo, President International, from 2012 until 2018, and President Prescription Pharmaceuticals from 2007.  From 2005 to 2007, Mr. Kochan served as Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. ("Agis") from 2001 until Perrigo acquired Agis in 2005. Mr. Kochan has served as a board member of MediWound Ltd. from July 2017 to July 2023 and served as a board member of Exalenz BioScience Ltd. from July 2016 to March 2020 when it was acquired by Meridian. Mr. Kochan completed the Senior Management Program at the Technion Institute of Management in Haifa, Israel, received a Master of Science in Operations Research & Management Science from Columbia University in New York City and received a Bachelor of Science in Industrial Engineering from Tel‑Aviv University, Israel.

Directors’ Compensation

As previously approved by the Company’s shareholders, each of our external and independent directors, whether currently in office or appointed in the future is entitled to the following cash compensation: (i) $40,000 annually in cash; (ii) $5,000 annually in cash for service on each of the audit committee and/or compensation committee (as the case may be) and (iii) $10,000 annually in cash for service as chairman of the audit committee and/or compensation committee (as the case may be), which includes amounts payable under clause (ii) (all cash amounts to be paid quarterly).

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Dr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, and Mr. Sharon Kochan be, and each of them hereby is, elected to hold office as a director of the Company for an additional one-year term until the annual general meeting to be held in 2025.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 3

APPROVAL OF MUTUAL TERMINATION AGREEMENT WITH DR. ALON SERI-LEVY

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company’s compensation committee, board of directors and shareholders.

Dr. Alon Seri-Levy's, our co-founder and Chief Executive Officer, has recently advised our Board of his desire to step down from his position as CEO after having served in this position since 1997 and his position as a member of the Board, on which he has served since 2014. During his tenure as CEO, Dr. Alon Seri-Levy led the Company in the development of several commercial products (including the FDA approved EPSOLAY® and TWYNEO®), a successful initial public offering in the U.S., and follow on capital raisings, and the purchase of the SGT-610 related assets.

Dr. Seri-Levy’s employment agreement provides for a mutual notice period of six months prior to termination and the release of certain amounts accumulated in Dr. Seri-Levy’s pension and severance funds. In the event that Dr. Seri-Levy’s employment is terminated by Company, Mr. Seri-Levy is entitled by applicable law to an additional severance payment in the amount of approximately NIS709,907 (approximately $196,461 according to an exchange rate of $1.00 U.S. = NIS 3.61). Dr. Seri-Levy receives no compensation in his capacity as a director of the Company.

In recognition of Dr. Seri-Levy’s significant contributions to the Company since its inception, and in order to allow a smooth transition period from Dr. Seri-Levy to his successor, the Company and the Company and Dr. Alon Seri-Levy wish to enter into a mutual termination agreement, which will include among other the following terms:

•	Dr. Seri-Levy will step down from his positions as CEO and director of the Company, effective as of December 31, 2024.

•	Dr. Seri-Levy will be paid a severance amount equal to approximately $126,856 (based on the exchange rate of $1.00 U.S. = NIS 3.61).

The Company and Dr. Seri-Levy will enter into a consulting agreement, pursuant to which Dr. Seri-Levy will provide ongoing consultation to his successor as CEO and management relating to the Company’s clinical development program and ongoing operations. Dr. Seri-Levy will perform the services on an “as needed” basis and up to ten (10) hours per month for a payment of NIS 7,500 per month plus VAT and reimbursement out-of-pocket expenses pre-approved in writing. In the event that additional hours of services are needed the parties will discuss in good faith an hourly fee.  The consulting agreement will be for a term of twelve months, following which each party may terminate the agreement by providing a thirty (30) days prior written notice.

Each of our compensation committee and our Board, after due consideration of all terms and conditions, including applicable laws, have recommended that our shareholders approve the proposed termination terms described in this Proposal 3 and that the foregoing payments and terms are consistent with the terms of our Compensation Policy.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to approve the entry into the termination agreement between the Company and Dr. Seri-Levy , on the terms described in the Proxy Statement.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution. In addition, the approval of the proposal requires that either of the following two voting requirements be met:

•
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The Board and the compensation committee recommend that the shareholders vote “FOR” the proposed resolution.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s annual report on Form 20-F, filed with the SEC on March 13, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.sol-gel.com.

 The Company is subject to the information reporting requirements of the U.S Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Ness Ziona, Israel

July 15, 2024